Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION
(FORMERLY FIRST COBALT CORP.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT September 30, 2022 AND DECEMBER 31, 2021 (UNAUDITED)

	September 30,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$18,942	$58,626
Marketable securities (Note 6)	734	1,768
Restricted Deposits	821	-
Prepaid expenses and deposits	1,689	584
Receivables (Note 7)	3,464	957
	25,650	61,935
Non-Current Assets
Exploration and evaluation assets (Note 5)	87,661	87,661
Property, plant and equipment (Note 4)	36,923	10,446
Capital long-term prepayments (Note 4)	19,747	6,631
Long-term restricted cash	938	938
Total Assets	$170,919	$167,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$8,684	$4,708
	8,684	4,708
Non-Current Liabilities
Long-term government loan payable (Note 10)	3,651	745
Government grant (Note 10)	1,344	264
Long-term convertible notes payable (Note 11)	24,541	22,541
Financial derivative liability - convertible notes (Note 11)	18,579	37,715
Lease Liability	444	-
Asset retirement obligations (Note 9)	1,546	1,674
Total Liabilities	$58,789	$67,647
Shareholders’ Equity
Common shares (Note 12)	285,536	276,215
Reserve (Note 13)	17,163	16,554
Accumulated other comprehensive income	525	525
Deficit	(191,094)	(193,330)
Total Shareholders' Equity	$112,130	$99,964
Total Liabilities and Shareholders’ Equity	$170,919	$167,611

Significant accounting policies and basis of preparation (Note 2)

Commitments (Note 17)

Approved on behalf of the Board of Directors and authorized for issue on November 9, 2022

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (INCOME) LOSS AND OTHER COMPREHENSIVE (INCOME) LOSS

FOR THE THREE AND NINE MONTHS ENDED September 30, 2022 AND 2021 (UNAUDITED)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
Operating expenses
General and administrative and Travel	$668	$162	$1,114	$319
Consulting and professional fees	1,024	2,173	2,542	3,332
Exploration and evaluation expenditures	1,336	1,212	2,814	1,774
Investor relations and marketing	233	109	797	351
Refinery, engineering and metallurgical studies	548	1,797	968	4,005
Refinery, permitting, and environmental expenses	3	299	64	685
Salary and benefits	722	606	1,875	1,583
Share-based payments	285	189	1,023	546
Operating loss	4,819	6,547	11,197	12,596
Other
Unrealized (gain) loss on marketable securities (Note 6)	330	871	880	2,237
(Gain) Loss on derivative liability - convertible notes (Note 11)	903	4,236	(15,782)	4,236
Other non-operating (income) expense (Note 14)	1,576	(1,151)	1,469	351
(Income) Loss before taxes	7,628	10,502	(2,236)	19,420
Income tax expense	-	-	-	-
Net (Income) Loss	7,628	10,502	(2,236)	19,420
Other comprehensive income
Foreign currency translation income (expense)	(1)	1	(1)	3

Net (income) loss and other comprehensive income	$7,627	$10,503	$(2,237)	$19,423
Basic (Income) Loss per share	$0.24	$0.37	$(0.07)	$0.72
Diluted (Income) Loss per share	$0.24	$0.37	$0.34	$0.72
Weighted average number of shares outstanding (basic) (Note 15)	32,425,584	28,196,854	31,842,744	26,938,781
Weighted average number of shares outstanding (diluted) (Note 15)	32,425,584	28,196,854	39,959,224	26,938,781

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED September 30, 2022 AND 2021 (UNAUDITED)

	Nine months ended	Nine months ended
	September 30	September 30
	2022	2021
Operating activities
Net income (loss)	$2,236	$(19,420)
Adjustments for items not affecting cash:
Share-based payments	1,023	546
Unrealized loss on marketable securities	880	(413)
(Gain) Loss on derivative liability - convertible notes	(15,782)	4,236
Loss on conversion of Glencore loan	-	1,566
Other	1,800	1,178
	(9,843)	(12,307)
Changes in operating working capital:
Decrease (Increase) in receivables	(2,506)	(379)
Increase (Decrease) in accounts payable and accrued liabilities	4,195	(30)
(Increase) in prepaid and other current assets	(1,105)	723
Cash Flows used in operating activities	(9,676)	(11,993)
Investing activities
Acquisition of exploration and evaluation assets, net of cash	-	(50)
Transfer from (to) restricted cash	(821)	-
Capital long-term prepayments	(12,499)	(1,706)
Cash received on sale of mineral properties	-	500
Proceeds from sale of marketable securities	202	152
Additions to property, plant and equipment	(19,490)	(344)
Cash transferred on sale of mineral properties	-	(500)
Cash Flows used in investing activities	(32,608)	(1,948)
Financing activities
Proceeds from issuance of units, net transaction costs of $nil (2021 - $929)	-	8,873
Proceeds of issuance of shares, net transaction costs of $796 (2020 - $nil)	-	8,741
Proceeds from ATM, net transaction costs of $82 (Note 12)	3,199	666
Proceeds from exercise of warrants	85	6,216
Proceeds from exercise of options	140	50
Proceeds from government loan	2,319	-
Proceeds from convertible notes, net transaction costs of $1,473,109	-	45,818
Interest and make-whole interest on convertible notes	(3,800)	-
Cash Flows provided by financing activities	1,943	70,364
Changes in cash during the period	(39,341)	56,423
Effect of exchange rates on cash	240	587
Cash – Beginning of the period	58,626	4,174
Cash – End of the period	$18,942	$61,184

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED September 30, 2022 AND 2021 (UNAUDITED)

(expressed in thousands of Canadian Dollars, except for number of share amounts)

	Common Shares
	Number of Shares (1)	Amount	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance – December 31, 2021	30,974,853	276,215	16,554	525	$(193,330)	$99,964
Net income for the year	-	-	-	-	2,236	$2,236
Other comprehensive income for the year	-	-	-	-	-	$-
Share based payment expense	-	-	1,023	-	-	$1,023
Directors fees paid in deferred stock units	-	-	6	-	-	$6
Shares and units issued for:
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units (Note 12)	262,810	1,287	(420)	-	-	$867
ATM, net transaction costs (Note 12)	641,795	3,199	-	-	-	$3,199
Convertible Notes Conversion (Note 11 and 12)	789,103	4,835	-	-	-	$4,835
Balance – September 30, 2022	32,668,561	$285,536	$17,163	$525	$(191,094)	$112,130

Balance – December 31, 2020	22,738,450	$234,649	15,388	528	$(158,414)	$92,151
Net loss for the year	-	-	-	-	(19,420)	$(19,420)
Other comprehensive income for the year	-	-	-	(3)	-	$(3)
Share based payment expense	-	-	546	-	-	$546
Directors fees paid in deferred share units	-	-	20	-	-	$20
Shares and units issued for:
Acquisition of exploration and evaluation assets	12,500	69	-	-	-	$69
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units	1,625,210	7,531	(1,264)	-	-	$6,267
January equity offering - net of transaction costs	1,751,833	7,206	1,667	-	-	$8,873
September equity offering - net of transaction costs	2,119,444	8,741	-	-	-	$8,741
Conversion of Glencore loan	1,324,985	9,063	-	-	-	$9,063
ATM sales, net of transaction costs	112,417	666	-	-	-	$666
Balance – September 30, 2021	29,684,839	267,925	16,357	525	(177,834)	$106,973

(1) Reflects the Company's post-consolidation common shares. See (Note 12) for details on share consolidation.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties. On September 2, 2021, the Company completed a Refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. With the completion of this financing, a full restart decision was made, and the project entered the full development phase.

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from the disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps following normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs and do not necessarily represent present or future values.

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the accounting standard disclosed in Note 2 below. On November 9, 2022, the Board of Directors authorized these financial statements for issuance.

Going Concern Basis of Accounting

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue its operations for the foreseeable future and realize its assets and discharge its liabilities in the normal course of business.

The Company is currently incurring significant cash expenditures in the construction of its Refinery. Cash requirements for the Refinery expansion from September 30, 2022, through to completed commissioning are estimated between $30,000 - $35,000.  Based on the recently updated cost estimates and updated schedule of construction of the Refinery, the Company will require additional financing in 2022 and 2023 to continue the construction of the Refinery and remain in compliance with the minimum liquidity covenant under the Convertible Note Arrangement “(refer to Note 11). Beyond this, the Company may also require up to $88,000 in 2023 in funding to secure feedstock prior to commercial operations at the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund the remaining Refinery expenditures. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.  These interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Comparative Information

All amounts on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Property, Plant and Equipment

An amendment has been issued to IAS 16 – Property, Plant and Equipment, effective January 1, 2022, such that revenue earned prior to the time at which an asset has reached its intended use will be recognized as revenue, and not a reduction to the cost of property, plant and equipment. Any revenue earned prior to the Refinery achieving commercial production (the point at which it would be available for its intended use) will be recognized as revenue. There is no impact on previous reporting periods relating to this amendment.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated financial statements.

As at September 30, 2022, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

4.	Property, Plant and Equipment and Capital Long-Term Prepayments

The majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant and equipment is $36,923 (December 31, 2021 - $10,446), all of which is pledged as security for the Convertible Notes issued on September 2, 2021 (Note 11).

Capitalized development costs for the nine months ended September 30, 2022 totaled $25,843 (December 31, 2021 - $2,789) and capitalized borrowing costs were $4,706 (December 31, 2021 - $2,218).

No depreciation has been recorded for the Refinery in the current quarter (December 31, 2021 - $nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Capital long-term prepayments relate to payments for long term capital contracts made for Refinery equipment that has not yet been received by the Company as of September 30, 2022, all of which are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 10). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

5.	Exploration and Evaluation Assets

	Balance		Balance
	December 31,	Acquisition	September 30,
	2021	Costs	2022
Iron Creek	$87,661	$-	$87,661
Total	$87,661	$-	$87,661

	Balance		Balance
	December 31,	Acquisition	December 31,
	2020	Costs	2021
Iron Creek	$87,420	$241	$87,661
Total	$87,420	$241	$87,661

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 10). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

6.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via Kerr Assets sale on February 26, 2021. The total value of marketable securities at September 30, 2022 was $734 (December 31, 2021 - $1,768). These shares were marked-to-market at September 30, 2022 resulting in a loss of $880 being recorded during the nine months ended September 30, 2022 (September 30, 2021 – loss of $2,237).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

7.	Receivables

	September 30, 2022	December 31, 2021
Receivables	$3,464	$957

	$3,464	$957

Receivables comprise primarily of HST refunds due to the Company. The Company expects to receive these refunds in Q4 2022.

8.	Accounts Payable and Accrued Liabilities

	September 30, 2022	December 31, 2021
Accounts Payable and Accrued Liabilities	$8,247	$3,544
Accrued Interest	437	1,164

	$8,684	$4,708

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accounts payable and accrued liabilities are amounts totalling $124 (December 31, 2021 - $786) due to related parties (Note 18) related to compensation. The accrued interest relates to interest owing on the Convertible Notes, which is paid semi-annually in February and August each year as detailed in Note 10.

9.	Asset Retirement Obligations

	September 30, 2022	December 31, 2021
Refinery	$1,208	$1,336
Ontario Mineral Properties	338	338

Long-term Asset Retirement Obligations	$1,546	$1,674

As at September 30, 2022, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Ontario Mineral Properties liability relates to the Keeley-Frontier patents, in which the Company owns a 50% stake. There has been no activity concerning these properties in 2022.

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as a new solvent extraction building, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at September 30, 2022. Based on the new closure plan and the infrastructure and disturbances that existed at September 30, 2022, the Company updated its estimate of the present value of reclamation activities for the Refinery. The following assumptions were used to calculate the asset retirement obligation:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

•	Undiscounted cash flows of $1,283

•	Closure activities date of 2035

•	Nominal discount rate of 3.14%

•	Long-term inflation rate of 2.50%

During the nine months ended September 30, 2022, the asset retirement obligation was decreased by $128 due to a revised estimate of closure costs for the Refinery and changes in estimates of discounted cash flows. The continuity of the asset retirement obligation at September 30, 2022 and December 31, 2021 is as follows:

Total ARO
Balance at January 1, 2021	$1,264
Change in the estimate of discounted cash flows	410
Balance at December 31, 2021	1,674
Revised estimate and change in estimate of discounted cash flows	(128)
Balance at September 30, 2022	$1,546

10.	Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on March 1, 2024. In November 2021, the Company received an initial $1,000 from FedNor. The Company received a further $2,154 in 2022. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 in financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred. In June 2022, the Company received an initial $165 from NOHFC.

As of September 30, 2022, the Company has recorded a balance of $3,651 (December 31, 2021 - $745) to Long-Term Government Loan Payable and $1,344 (December 31, 2021 - $264) to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

11.	Convertible Note Arrangement

The Company closed a Convertible Note Arrangement (the “Notes”) on September 2, 2021, for gross proceeds of US$37,500 for Tranche #1. As the Notes include a conversion feature and other embedded derivates, its value was split between Financial Derivative Liability measured initially and subsequently at fair value through profit loss and Long-term Convertible Notes payable measured at fair value less transaction cost and subsequently at amortized cost.

The Notes bear interest at a fixed rate of 6.95%, with coupon payments due in February and August each year in cash. The maturity date is December 1, 2026, and all principal, if not converted, is due upon maturity.

The Notes were convertible into common shares of Electra, at the option of the Noteholders, at an initial Conversion Rate of 4,058.24 common shares per US$1 principal amount of Notes. As a result of the 18:1 share consolidation that took effect during the period (Note 11), the Conversion Rate is 225.46 per US$1 principal amount of Notes.

After the third anniversary of the issue of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Company’s common shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 day trading period.

Converting Noteholders will be entitled to an interest make-whole payment, equal to two years of coupon payment or the remaining coupon payment until maturity, whichever is less. In the event of a fundamental change, namely a change of control, the conversion rate may be adjusted, in line with a prescribed table in the Note Indenture.

The Notes are secured by a first priority security interest (subject to permitted liens) in substantially all of the Company’s assets. Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain Refinery commissioning thresholds. The Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$7,500 under the terms of the Notes, which can be satisfied with a future working capital facility.

The total value recorded to the host debt portion of Tranche #1 at inception was $23,488. Transaction costs of $1,473 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $22,015 on September 2, 2021, the initial recognition date. Transaction costs allocated to the derivative liability and expensed were $1,493. The total transaction costs were $2,966.

Holders of the Notes also had the option to require the Company to issue to the Noteholders an aggregate additional US$7,500 principal amount of Notes, issued at par and on the same terms as noted above, before October 22, 2021. The Noteholders exercised this option in full, and US$7,500 of additional Notes were issued on October 22, 2021, as Tranche #2. The total value recorded to the host debt portion at inception was $2,306. Transaction costs of $110 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $2,196. Transaction costs allocated to the derivative liability and expensed were $333. The total transaction costs were $443.

During the nine months ended September 30, 2022, US$3,500 (December 31, 2021 - US$5,500) of the principal value of notes were converted by noteholders which resulted in the Company issuing a total of 789,103 (December 31, 2021 - 1,240,019) post consolidated common shares. The Company also made interest make-whole payments to the noteholders upon conversion totalling US$485 (December 31, 2021 – US$756). There were no significant transaction costs incurred in relation to the conversions. During the nine months ended September 30, 2022, the Company had also made an interest payment of $3,089 (December 31, 2021 - $nil).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s long-term debt relating to the host debt portion of the Notes as of September 30, 2022.

	September 30,	December 31,
	2022	2021
Convertible notes payable – beginning of year	$23,705	$-
Tranche #1 issuance	-	22,015
Tranche #2 issuance	-	2,196
Effective interest	5,043	2,308
Foreign exchange (gain)/loss	1,397	269
Interest payment	(3,089)	-
Portion derecognized due to conversions	(2,078)	(3,083)
Convertible notes payable – end of period	$24,978	$23,705
Less: current portion recorded as accrued interest	(437)	(1,164)
Non-current portion	$24,541	$22,541

The effective interest associated with the convertible notes payable is capitalized to the associated Refinery assets. The foreign exchange movement is recorded as a gain or loss in the Statement of (Income) Loss and Other Comprehensive (Income) Loss.

The Convertible Note Arrangement contains certain features that are embedded derivatives that are separated from the host debt contract relating to the noteholder’s option to convert principal into common shares, the Company’s option to force a mandatory conversion and the interest make-whole payment.

For the nine months ended September 30, 2022, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	The conversion rate, interest rate, make-whole interest requirements, and maturity date terms from the Convertible Note Indenture as outlined above;
●	Risk free rates of 3.76% at September 30, 2022 period end date based on US dollar zero curve;
●	Equity volatility of 56% at September 30, 2022, based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price of $3.83 at September 30, 2022, reflecting the quoted market prices; and
●	An estimated credit spread of 31.7% at September 30, 2022

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the Notes as of September 30, 2022

Financial Derivative Liability – January 1, 2022	$37,715
Loss (Gain) on fair value derivative revaluation	(15,782)
Portion derecognized due to conversion	(3,355)
Financial Derivative Liability – end of period	$18,579

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

12.	Shareholder’s Equity

(a)	Share Consolidation

On April 13, 2022, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares issued and outstanding resulting in the number of issued and outstanding common shares being reduced from approximately 562 million to approximately 31 million, on a non-diluted basis. The exercise price and the number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities, including comparative figures, were adjusted to reflect the share consolidation under the terms of such securities for the holders of such instruments.

(b)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2022, the Company had 32,668,561 (December 31, 2021: 30,974,853) common shares outstanding.

(c)	Issued Share Capital

During the nine months ended September 30, 2022, the Company issued common shares as follows:

●	262,810 common shares from the exercise of warrants, options, deferred share units, restricted share units and performance share units. The total proceeds from the warrant exercises were $85 at an exercise price of $3.78, option exercises were $140 at an exercise price at $2.52.

●	618,517 common shares at an average price of $5.31 per share for gross proceeds of approximately $3,281 under its ATM Program. The transaction costs associated with these issuances were $82, which reflect commissions paid to CIBC Capital Markets. There is approximately $16,719 of room remaining under the program.

●	US$3,500 of convertible notes were converted by noteholders which resulted in the Company issuing a total of 789,103 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totalling US$485. There were no significant transaction costs incurred in relation to the conversions.

13.	Share based payments

The Company adopted a new long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18-24 month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24-36 month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

The maximum number of shares that may be reserved for issuance under the Plan is limited to 2,333,333 shares.

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

During the nine months ended September 30, 2022:

●	The Company granted 331,162 stock options to new employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price ranging from $4.38 – $5.76 per share. The fair value of the options at the date of the grant was $230 using the Black-Scholes Option Pricing Model, assuming a risk-free rate ranging from 1.24% to 3.22% per year, an expected life of 2.5 years, expected volatility ranging from 69.61% to 70.40%, an expected forfeiture rate of 0%, no expected dividends and a share price ranging from $4.25 to 5.85.

●	13,889 options with an exercise price of $6.30 had been cancelled.

●	211,888 options with an exercise price ranging from $2.52 to $12.42 had expired.

●	55,554 options with an exercise price of $2.52 were exercised.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

Incentive share options outstanding and exercisable (vested) at September 30, 2022, are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Exercise Price
$2.52	174,259	2.18	$2.52	57,037	$2.52
2.61	27,778	3.16	2.61	13,889	2.61
2.88	16,667	2.26	2.88	11,111	2.88
3.24	55,556	1.65	3.24	55,556	3.24
4.38	30,000	4.98	4.38	-	4.38
4.63	19,444	4.90	4.63	-	4.63
4.86	22,222	1.32	4.86	22,222	4.86
4.90	40,000	4.94	4.90	-	4.90
5.40	190,016	4.56	5.40	-	5.40
5.76	19,444	4.76	5.76	-	5.76
6.21	31,944	3.80	6.21	31,944	6.21
6.48	61,111	1.24	6.48	61,111	6.48
6.48	55,556	3.25	6.48	55,556	6.48
7.29	5,556	2.64	7.29	-	7.29
8.82	109,630	0.99	8.82	109,630	8.82
9.32	25,000	0.59	9.32	25,000	9.32
	884,183	2.88	$5.20	443,056	$5.99

During the nine months ended September 30, 2022, the Company has expensed $232 (September 30, 2021 - $201) for options valued at share prices in the range of $2.52 to $9.32 as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during the nine months ended September 30, 2022, and 2021 were as follows:

Number of Units	2022	2021
Balance - January 1	63,711	72,222
Granted	50,890	14,636
Exercised	(15,249)	-
Expired	(6,482)	-
Balance, September 30	92,870	86,858

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)
(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the nine months ended September 30, 2022, and 2021:

Number of Units	2022	2021
Balance, January 1	87,500	-
Granted	18,057	87,500
Exercised	(27,085)	-
Expired	(6,944)	-
Balance, September 30	71,528	87,500

Deferred Shares Units

The Company’s DSU plan transactions during the nine months ended September 30, 2022, and 2021 were as follows:

Number of Units	2022	2021
Balance, January 1	176,331	173,361
Granted	35,550	1,715
Exercised	(12,493)	-
Balance, September 30	199,388	175,076

During the nine months ended September 30, 2022, the Company has expensed $6 (September 30, 2021 - $88) for DSUs, $181 (September 30, 2021 - $184) for PSUs, and $135 (September 30, 2021 - $70) for RSUs as shared-based payment expense.

14.	Other Non-Operating (Income) Expense

The Company’s Other Non-Operating (Income) Expense comprises the following for the nine months ended September 30, 2022, and September 30, 2021:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Foreign exchange (gain) loss	$1,692	$(129)	$1,735	$(174)
Interest (income) expense	(142)	-	(231)	110
Gain on kuya option exercise	-	(973)	-	(973)
Realized (gain) loss on marketable securities	-		(48)	-
Other non-operating (income) expense	26	-	13	-
Loss on conversion of Glencore loan	-	-	-	1,566
Loss on financial derivatives revaluation on Glencore loan	-	-	-	12
Withholding tax expense	-	-	-	39
Flow-through share premium	-	(49)	-	(228)
Other non-operating (income) expense	$1,576	$(1,151)	$1,469	$351

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

15.	(Income) Loss Per Share

Basic and diluted earnings per share for the current and comparative period have been adjusted to reflect the share consolidation that occurred in the quarter (Note 12). The following table sets forth the computation of basic and diluted loss per share for the nine months ended September 30, 2022, and 2021:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Numerator
Net (Income) loss for the period – basic	$7,628	$10,502	$(2,236)	$19,420
Net (Income) loss for the period – diluted	$7,628	$10,502	$13,546	$19,420

Denominator
Basic – weighted average number of shares outstanding	32,425,584	28,196,854	31,842,744	26,938,781
Effect of dilutive securities	-	-	8,116,480	-
Diluted – adjusted weighted average number of shares outstanding	32,425,584	28,196,854	39,959,224	26,938,781

(Income) Loss Per Share – Basic	$0.24	$0.37	$(0.07)	$0.72
Loss Per Share – Diluted	$0.24	$0.37	$0.34	$0.72

The basic (income) loss per share is computed by dividing the net (income) loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents such as the conversion of convertible debt on the net (income) loss for the period and the weighted average number of common shares outstanding during the period.

Share purchase warrants, stock options, DSUs, PSUs, and RSUs were excluded from the calculation of diluted weighted average number of common shares outstanding during the nine months ended September 30, 2022, and 2021 as these equity instruments were anti-dilutive since the Company was in a loss position after the diluted effect from the convertible notes.

16.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		September 30, 2022
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and Cash Equivalents	$-	$18,942	$-	$-	$-	$18,942
Restricted cash	-	938	-	-	-	938
Restricted deposits	-	821	-	-	-	821
Receivables	-	3,464	-	-	-	3,464
Marketable securities	734	-	734	-	-	734

	$734	$24,165	734	$-	$-	$24,899
Liabilities:
Accounts payable and accrued liabilities	$-	$8,684	$-	$-	$-	$8,684
Long-term Government Loan payable	-	3,651	-	-	-	3,651
Long-term convertible notes payable	-	24,541	-	-	-	18,332
Financial Derivative Liability	18,579	-	-	-	18,579	18,579

	$18,579	$36,876	$-	$-	$18,579	$49,245

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Financial Derivative Liability

The fair value of the embedded derivative (Note 10) as at September 30, 2022, was $18,579 and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, a financial derivative liability (i.e., the conversion option) and a debt component, each with a different risk. These two aforementioned risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and financial derivative liability components of the convertible bond. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. The development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally quarterly or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure the same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The fair value of the embedded derivative (Note 11) has been estimated as at September 30, 2022, based on significant unobservable inputs which are equity volatility and credit spread. The Company used equity volatility of 56%. If the Company had used equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,340 or a decrease of $910 to the fair value of the embedded derivative. The Company used a credit spread of 31.7%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $730 or a decrease of $570 to the fair value of the embedded derivative (Note 11).

C) Long-term convertible notes

The fair value of the long-term convertible notes payable has been estimated at September 30, 2022, as $18,332. The Company utilized the discounted cash flow valuation method and an interest rate of 7%.

17.	Commitments

As at September 30, 2022, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of September 30, 2022:

	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$33,078	$-	$-	$-	$-	$33,078
Convertible notes payments	2,883	3,469	3,478	3,469	52,410	65,709
Government loan payments	-	-	996	996	2,781	4,773

Total	$35,961	$3,469	$4,474	$4,465	$55,191	$103,560

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

18.	Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of the Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

19.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)	Key Management Personnel Compensation

During the nine months ended September 30, 2022, and 2021, the Company paid and/or accrued the following fees to management personnel and directors:

	September 30, 2022	September 30, 2021
Management	$1,116	$1,104
Directors	124	142

	$1,240	$1,246

During the nine months ended September 30, 2022, the Company had share-based payments made to management and directors of $553 (September 30, 2021 - $238).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 (UNAUDITED)

(expressed in thousands of Canadian dollars)

(b)	Due to Related Parties

As at September 30, 2022, and December 31, 2021, the Company had the following amounts due to related parties:

	September 30, 2022	December 31, 2021
Accounts payable and accrued liabilities	$124	$786

	$124	$786

As at September 30, 2022, the accrued liabilities balance for related parties was $124 (December 31, 2021 - $786), which relates mainly to quarter-end compensation accruals.

20.	Subsequent Events

The following events and transactions occurred subsequent to September 30, 2022: On November 8, 2022, the Company launched a best efforts, overnight-marketed public offering of common shares including a full warrant on each unit for 36 months, for expected gross proceeds of US$8,000. On November 9, 2022, the Company announced the pricing of the Offering for 2,345,000 units at a price of US$2.35 per unit, including one common share and one warrant per unit, for gross proceeds of $US5,511. The warrants allow the purchase of one common share at US$3.10 within 36 months of the closing date. After deducting the Agent’s fees but excluding expenses of the Offering (estimated to be US$500), the net proceeds are expected to be US$5,180. The Agent’s fee includes a non-cash component by way of 36-month broker warrants, equal to 6% of the gross proceeds with a strike price of US$3.10. The offering is expected to close on or about November 15, 2022, and is subject to ordinary closing conditions including regulatory approvals from the TSX Venture Exchange and The Nasdaq Stock Market. There can be no assurance as to when or whether the Offering may be completed or as to the actual size or terms of the Offering. The Company intends to use the net proceeds toward the construction and recommissioning of the Company’s cobalt refinery.

The Company reviewed events subsequent to the balance sheet date through the date the financial statements were issued and determined there were no other such events requiring recognition or disclosure.